UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-35944

CUSIP Number 73933G

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power Solutions International, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

201 Mittel Drive

Address of Principal Executive Office (Street and Number)

Wood Dale, Illinois 60191

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by Power Solutions International, Inc. (the “Company”) in its Current Reports on Form 8-K, as filed on January 5, 2017, February 3, 2017 and April 7, 2017, the Company has determined to restate its consolidated financial statements for (i) the fiscal year ended December 31, 2014, (ii) the fiscal year ended December 31, 2015 and the fiscal quarters within such fiscal year, and (iii) the fiscal quarter ended March 31, 2016 to reflect the impact of certain errors involving revenue recognition. The Company is working diligently to quantify the expected adjustments necessary to complete the restatements and to file its delinquent reports as soon as practicable. As a result of the pending restatements, the Company was unable to complete its financial statements and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 by the prescribed due date for such filing. The Company did not expect to file the Form 10-Q on or before the expiration of the 5 calendar day extension period provided in Rule 12b-25(b). The Company plans to file the Form 10-Q as soon as practicable following the completion of the restatements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William Buzogany	(630)	350-9400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its Form 10-Q quarterly reports for the quarters ended June 30, 2016 and September 30, 2016 and its Form 10-K annual report for the year ended December 31, 2016.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently expects the results of operations for the quarter ended March 31, 2017 to be favorably impacted by an increase in demand and corresponding gross profit across all major end markets, as compared to the same period in 2016. The Company presently expects these favorable increases to be more than offset by non-recurring expenses associated with financing and related costs due to the Company’s recently completed debt refinancing and equity investment transaction and legal and other expenses related to the evaluation of strategic alternatives which occurred in the period ended March 31, 2017. The Company also presently expects operating results in the quarter ended March 31, 2017 to be adversely impacted by legal and other third party professional fees related to the ongoing efforts to restate previously disclosed prior period financial statements, audit the three year period financial statements impacted by the restatements, as well as ongoing internal review and external regulatory investigation. The Company expects to continue to incur expenses for the forgoing matters.

The Company’s total debt obligations decreased by approximately $60.0 million to approximately $71.9 million as of March 31, 2017 due to the equity investment which occurred on March 31, 2017.

Until the Company has restated its previously filed financial statements and finalized its financial statements for the quarter ended March 31, 2017, it is unable to provide comparative period financial results and report its final results. Upon such finalization, the Company will be in a position to provide a reasonable estimate of its financial results for the period.

Caution Regarding Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements. Forward-looking statements often address our expected future business and financial performance, and often contain words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” or “will.” By their nature, forward-looking statements address matters that are subject to risks and uncertainties. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include: the final results of the Audit Committee’s internal review as it impacts the Company’s accounting, accounting policies and internal control over financial reporting; management’s ability to successfully implement the Audit Committee’s remedial recommendations; the reasons giving rise to the resignation of the Company’s prior independent registered public accounting firm; the time and effort required to complete the restatement of the affected financial statements and amend the related Form 10-K and Form 10-Q filings; the subsequent discovery of additional adjustments to the Company’s previously issued financial statements; the timing of completion of necessary re-audits, interim reviews and audits by the new independent registered public accounting firm; the timing of completion of steps to address and the inability to address and remedy, material weaknesses; the identification of additional material weaknesses or significant deficiencies; variances in non-recurring expenses; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the financial reporting and internal control matters and related class action litigation; the impact of the resignation of the Company’s former independent registered public accounting firm on the Company relationship with its lender and trade creditors and the potential for defaults and exercise of creditor remedies; the impact of the previously disclosed investigation initiated by the SEC and any related or additional governmental investigative or enforcement proceedings; the impact of recent resignations of the Company’s directors and certain executive officers and any delays and challenges encountered in recruiting replacements and the replacements’ transition into their positions; and any negative impacts from delisting of the Company’s common stock from Nasdaq and any delays and challenges in obtaining a re-listing on a stock exchange. Actual events or results may differ materially from the Company’s expectations. The Company’s forward-looking statements are presented as of the date hereof. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Power Solutions International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 30, 2017	By	/s/ Timothy J. Cunningham
		Name	Timothy J. Cunningham
		Title	Chief Financial Officer